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                                                             CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933


                           For the month of March 2005


                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                     No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-            .)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                    (Registrant)


Date: March 4, 2005             By /s/ JAIME ALBERTO VELASQUEZ B.
                                   -------------------------------
                                   Name: Jaime Alberto Velasquez B.
                                   Title: Vice President of Finance
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[BANCOLOMBIA LOGO]
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        BANCOLOMBIA S.A ORDINARY SHAREHOLDERS' MEETING NOTICE

The President of BANCOLOMBIA S.A. invites shareholders that are holders of common and non- voting preferential shares of Bancolombia, to the General Shareholders' Meeting that will take place Monday, March 28, 2005, at 10:30 a.m. in the Metropolitan Theater of Medellin, located on Calle 41 No. 57-30.

In addition to the matters discussed in the normal course of the ordinary meeting, the merger agreement of BANCOLOMBIA with CONAVI BANCO COMERCIAL Y DE AHORROS S.A. and CORPORACION FINANCIERA NACIONAL Y SURAMERICANA S.A. CORFINSURA and the increase of the Bank's authorized capital, among other subjects relating to the merger will be presented for the consideration of shareholders.

As Bancolombia is a financial institution withdrawal rights will be available to shareholders under the terms and conditions set forth in numeral 4, article 62 of the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended).

From March 2, documents required by law to be made available to shareholders, including those relating to the contemplated transaction, can be accessed at the Bank's headquarters at Calle 50 No. 51-66 in Medellin.

JORGE LONDONO SALDARRIAGA
President


   - Shareholders can be represented in the meeting, by written proxy in accordance with the law.

   - Powers cannot be conferred to individuals related directly or indirectly to the Bank's administration or its employees.